EXHIBIT 12.1

SM ENERGY COMPANY AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES

	For the Nine Months Ended September 30,	For the Years Ended December 31,
	2018	2017	2016	2015	2014	2013
	(in thousands, except ratios)
Income (loss) before income taxes	$260,017	$(343,813)	$(1,201,916)	$(722,861)	$1,064,699	$278,611
Fixed charges	113,138	193,587	167,600	155,510	117,147	102,758
Amortization of capitalized interest	8,884	11,623	13,905	9,116	11,448	11,784
Capitalized interest	(15,728)	(12,607)	(17,004)	(25,051)	(16,165)	(10,952)
Earnings before fixed charges	$366,311	$(151,210)	$(1,037,415)	$(583,286)	$1,177,129	$382,201

Fixed charges:
Interest expense (1)	$96,128	$179,257	$148,685	$128,149	$98,554	$89,711
Capitalized interest	15,728	12,607	17,004	25,051	16,165	10,952
Interest expense component of rent (2)	1,282	1,723	1,911	2,310	2,428	2,095
Total fixed charges	$113,138	$193,587	$167,600	$155,510	$117,147	$102,758

Ratio of earnings to fixed charges	3.2	—	—	—	10.0	3.7
Insufficient coverage	$—	$344,797	$1,205,015	$738,796	$—	$—
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(1)
Includes amortization of deferred financing costs and debt discount. Interest expense for the nine months ended September 30, 2018, excludes the $26.7 million loss on extinguishment of debt. Interest expense for the year ended December 31, 2016, excludes the $10.0 million paid to terminate a second lien facility that was no longer necessary to fund acquisition activity.

(2)	Represents a reasonable approximation of the portion of rental expense assumed to be attributable to the interest factor.